

16013741

Mail Processing Section
MAR 02 2016
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, 7th Floor
(No and Street)

Columbus, OH — 43287
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melanie K. M. Johnson — (614) 480-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2500 Columbus, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melanie K. M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melanie KM Johnson
Signature

Treasurer
Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

SHELLEY A. SNYDER
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Franklin County
My Comm. Exp. 2/3/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2015 and Report of the Independent Registered Public Accounting Firm

Public Pursuant to SEC Rule 17a-5(e)(3)

THE HUNTINGTON INVESTMENT COMPANY

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors of The Huntington Investment Company:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of The Huntington Investment Company (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 29, 2016

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, Ohio 43215
T: (614) 225 8700, F: (614) 224 1044, www.pwc.com/us

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash	$10,387,728
Securities owned - at fair value	36,997,329
Deposit with clearing broker	50,000
Receivables from brokers and others	3,913,559
Net deferred tax assets	3,591,790
Other assets	1,423,672
TOTAL ASSETS	$56,364,078

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased - at fair value	$ 1,769,977
Accrued personnel expenses	9,266,718
Payable to affiliate	2,235,168
Payable to clearing broker	718,590
Accrued expenses	1,390,919
Other liabilities	160,241
Total liabilities	15,541,613
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)	
SHAREHOLDER'S EQUITY:	
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	16,674,659
Retained earnings	24,147,806
Total shareholder's equity	40,822,465
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$56,364,078

The accompanying notes are an integral part of the Statement of Financial Condition.

1. ORGANIZATION AND BUSINESS

Description of business — The Huntington Investment Company (HIC or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also an SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying financial statements include the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Commissions and securities transactions - HIC's securities transactions and related commission revenue and clearing expenses are recorded on trade-date. Upfront annuity commissions for initial sales are recorded when the annuity application and premium are submitted to the insurance carrier. Ongoing annuity trailer revenue is recorded when earned. A reserve is established for annuity commissions on initial sales that will be refunded as a result of policy cancellations or surrenders.

Cash – Cash consists primarily of cash in banks and deposits with HNB, which are readily convertible to known amounts of cash without prior notice or penalty.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2015, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HIC's financial instruments, such as cash, securities owned, and securities sold, not yet purchased are carried at fair value.
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 5 for more information regarding fair value measurements.

Accounts receivable and related reserves – All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments and maintains a reserve for uncollected receivables. The reserve is based upon historical collection experience and specific collection issues that have been identified. The reserve is adjusted monthly and is recorded as contra-revenue in Commissions on the Statement of Income. As of December 31, 2015 Receivables from brokers and others on the Statement of Financial Condition of $3,913,559 is presented net of reserves of $345,542.

Share-based compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBAN stock granted to employees under various stock option and restricted share plans. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e. vesting period). HIC's allocation of this expense is reflective of share-based compensation activity related to HIC employees. Share-based compensation is recorded in personnel expenses in the accompanying Statement of Income.

Pension and other postretirement benefits — Eligible employees of HIC participate in the employee benefit programs of HBI. The liability associated with HIC's portion of the HBI pension plan is recognized on the Statement of Financial Condition in Accrued personnel expenses. Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

3. BUSINESS RISKS AND UNCERTAINTIES

Weak market performance may adversely affect sales of investment products and cause potential purchasers to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Commissions related to the sale of annuity products accounts for 38% of the revenue of the Company. Consequently, poor annuity sales could impact the total revenue of the Company.

4. ACCOUNTING STANDARDS UPDATE

ASU 2014-09—Revenue from Contracts with Customers (Topic 606) – The amendments in ASU 2014-09 supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The general principle of the amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance sets forth a five-step approach to be utilized for revenue recognition. The amendments were originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Subsequently, the FASB issued a one-year deferral for implementation, which results in new guidance being effective for annual and interim reporting periods beginning after December 15, 2017. The FASB, however, permitted adoption of the new guidance on the original effective date. Management is currently assessing the impact on the Company's financial statements.

ASU 2015-07 - Disclosures for Investments in Entities that Calculate NAV --- The amendments in ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using Net Asset Value ("NAV") per unit as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using NAV practical expedient. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Update is effective for January 1, 2016 on a retrospective basis. The amendments in the Update are not expected to have a significant impact on the Company's financial statements.

5. CASH

Cash in the amount of $10,327,717 was held in HNB deposit accounts at December 31, 2015, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

6. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

NFS loans to the Company the money to purchase the securities owned. Interest expense is paid to NFS based on the daily outstanding balance owed to NFS and is disclosed on the Statement of Income.

A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2015, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
Money market mutual funds	$32,462,568	$	$32,462,568
State and municipal government		4,158,938	4,158,938
Corporate		363,050	363,050
Mutual funds	12,739		12,739
Equity	34		34
Total	$32,475,341	$ 4,521,988	$36,997,329

A summary of HIC's securities sold, not yet purchased, measured at fair value on a recurring basis, as of December 31, 2015, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices In Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
U.S. Treasury	$ 1,746,098	$	$ 1,746,098
Mutual funds	14,888		14,888
Equity	8,991		8,991
Total	$ 1,769,977	$	$ 1,769,977

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Level 1 securities include U.S. Treasury securities, money market mutual funds, mutual funds and equity securities which are investments with quoted prices (unadjusted) in active markets for identical securities. When quoted market prices are not available, fair values are classified as Level 2 using quoted prices for similar assets in active markets, quoted prices of identical or similar assets in markets that are not active and inputs that are observable for the asset or liability, either directly or indirectly, fur substantially the full term of the financial instrument. Level 2 securities include municipal securities and corporate securities. For Level 2 securities, management uses various methods and techniques to corroborate prices obtained from the pricing services, including reference to dealer or other market quotes, and by reviewing valuations of comparable instruments. HIC did not have any securities classified as Level 3 at December 31, 2015 or during the year then ended and there were no transfers between levels.

7. INCOME TAXES

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with

HBI, HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. The IRS is currently examining the 2010 and 2011 federal income tax returns. Various state and other jurisdictions remain open to examination.

The significant components of deferred tax assets and liabilities at December 31, 2015 were as follows:

Deferred tax assets:	
Pension and other employee benefits	$3,303,369
Accrued expenses	391,777
Premises and equipment	33,299
State net operating loss carryforward	12,039
Other	57,319
Total deferred tax assets	3,797,803
Deferred tax liabilities:	
State income taxes	206,013
Total deferred tax liabilities	206,013
Net deferred tax assets	$3,591,790

Based on current analysis of both positive and negative evidence and projected forecasted state taxable income, HIC believes that it is more likely than not that all of the state deferred tax assets and state net operating loss carryforwards will be realized. The net operating loss carryforward deferred tax asset of $12,039 will begin expiring in 2025.

HIC recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2015, and no amounts accrued at December 31, 2015.

8. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share based compensation plans which provide for the granting of stock options and other awards to officers, directors, and other employees of the Company. Compensation costs are included in Personnel expense on the Statement of Income. Stock options are granted at the closing market price on the date of the grant. Options granted typically vest ratably over four years or when other conditions are met. Stock options, which represented a portion of the grant values, have no intrinsic value until the stock price increases. Options granted on or after May 1, 2015 have a term of seven years. All options granted on or before April 30, 2015 have a term of ten years.

HBI uses the Black-Scholes option pricing model to value options in determining the share-based compensation expense. Forfeitures are estimated at the date of grant based on historical rates, and updated as necessary, and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected dividend yield is based on the dividend rate and stock price at the date of the grant. Expected volatility is based on the estimated volatility of Huntington's stock over the expected term of the option.

The Company's stock option activity and related information for the year ended December 31, 2015, was as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2015	65,731	$7.16		
Granted	0	0		
Exercised	30,626	6.61		
Forfeited/expired	6,089	12.84		
Outstanding at December 31, 2015	29,016	$6.54	2.08	$145,770

The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the "in-the-money" option exercise price. For the year ended December 31, 2015, cash received for the exercises of stock options was $202,426.

HBI also grants restricted stock units to certain employees of the Company. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

The following table summarizes the status of the Company's restricted stock units as of December 31, 2015, and activity for the year ended December 31, 2015:

	Quantity	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2015	191,472	$7.91
Granted	98,814	10.87
Forfeited	31,080	9.54
Vested	62,874	6.88
Nonvested at December 31, 2015	196,332	$9.47

Current income taxes payable of $207,743 related to the net excess tax deduction was recorded on the balance sheet as Payable to affiliate. The fair value of awards granted to HIC employees in 2015 totaled $793,576. As of December 31, 2015, the total unrecognized compensation cost related to nonvested awards was $1,069,166. Share-based compensation is recorded as a capital contribution from HBI.

9. RETIREMENT PLANS

Eligible employees of HIC participate in the employee benefit programs of HBI. HBI sponsors the Plan, a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan, which was modified in 2013 and no longer accrues service benefits to participants, provides benefits based upon length of service and compensation levels. The funding policy of HBI is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than the amount deductible under the Internal Revenue Code. There were no required minimum contributions during 2015. During the 2013 third quarter, the HBI board of directors approved, and management communicated, a curtailment of the HBI's pension plan effective December 31, 2013.

In addition, HBI has an unfunded defined benefit post-retirement plan that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee's number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee's base salary at the time of retirement, with a maximum of $50,000 of coverage. The employer paid portion of the post-retirement health and life insurance plan was eliminated for employees retiring on and after March 1, 2010. Eligible employees retiring on and after March 1, 2010, who elect retiree medical coverage, will pay the full cost of this coverage. HBI will not provide any employer paid life insurance to employees retiring on and after March 1, 2010. Eligible employees will be able to convert or port their existing life insurance at their own expense under the same terms that are available to all terminated employees.

On January 1, 2015, HBI terminated the HBI sponsored retiree health care plan for Medicare eligible retirees and their dependents. Instead, HBI will partner with a third party to assist the retirees and their dependents in selecting individual policies from a variety of carriers on a private exchange.

HIC's portion of the projected benefit obligation under the Plan was $24,868,168 at December 31, 2015. As of December 31, 2015 HIC's projected benefit obligation under the plan exceeded the fair value of plan assets by $5,287,661 and is included in accrued personnel expenses.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

Pursuant to its agreement with NFS, HIC agrees to indemnify NFS in the event an introduced customer margin call is not met and NFS incurs a loss. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. HIC introduced customer margin accounts at NFS as of December 31, 2015 was $1,325,801. In the event of any customer default on a margin call, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC does not believe it has material exposure under the margin account guarantees and, therefore, has not recorded a loss reserve.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. RELATED-PARTY TRANSACTIONS

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Allocated costs are based on an internal methodology. Payable to affiliate of $2,235,168 as of December 31, 2015 consists of allocated taxes as well as amounts related to all other interaffiliate activity.

Pursuant to a sub-custodial and asset allocation agreement with HNB, HIC has engaged HNB to act as sub-custodian for the assets of certain investment products for which it serves as investment advisor and coordinates custodian services. HNB also provides asset administration services such as re-balancing in accordance with established models regarding securities in which the accounts are invested. HIC compensates HNB for these services based on the number of open accounts.

Pursuant to the master interaffiliate services agreement with HNB, HNB provides safekeeping services for clients of HIC. HIC compensates HNB for this service based on the number of applicable accounts.

Pursuant to the master interaffiliate services agreement with HNB, HIC assists HNB in the identification of potential buyers of mortgage loans. HIC receives compensation for this service based on the pricing HIC is able to negotiate for HNB; any portion of the execution price that HNB would not have been reasonably able to obtain without otherwise retaining a third-party broker is paid to HIC.

12. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2015, HIC had regulatory net capital of $4,958,150, or an excess of $4,040,041 over required net capital of $918,109. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2015, the ratio of aggregate indebtedness to net capital was 278%.

HIC claims exemption from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii). HIC maintains an account at HNB that is designated for the exclusive benefit of customers. The balance in that account at December 31, 2015 was $0.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved at times in various litigation and claims arising out of the normal course of its business. Management believes that after consultation with legal counsel the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that have a variety of representations and warranties. Management believes that these representations and warranties will not have a material adverse effect the future results of operations or financial position of the Company.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 29, 2016, which is the issuance date of the financial statements, and made the determination that no events occurred subsequent to December 31, 2015, that would require disclosure in or would be required to be recognized in the financial statements.

* * * * * *